EXHIBIT 2

Form 51-102F1

Annual Management Discussion and Analysis

For CanAlaska Uranium Ltd.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.) (the “Company” or “CanAlaska”) for the year ended April 30, 2007 and should be read in conjunction with the financial statements for the year ended April 30, 2007 and related notes.  The date of this management discussion and analysis is August 14, 2007.  Additional information on the Company is primarily available on SEDAR at www.sedar.com.

Business of CanAlaska

CanAlaska is an exploration stage company engaged in the acquisition, exploration and development of mineral properties in Canada, the United States and New Zealand with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company is exploring for high grade uranium deposits in the Athabasca Basin area of Saskatchewan.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information or future events.

Project Overview

During the year ended April 30, 2007 the Company continued its very active exploration program in the Athabasca basin of Saskatchewan, exploring for uranium mineral deposits.

The Company owns a 100% interest in a large land package, over 2.5 million acres, both within and on the outskirts of the Athabasca basin, and had four exploration crews working over the summer-fall, with up to 60 personnel working from camps in the north and northeast areas and on Lake Athabasca. In December and January the company carried out preparations for winter drilling, principally on the West McArthur property, and drill programs were carried out on its property until mid June 2007.

Airborne geophysics, coupled with surface mapping and analyses have provided significant targets for further work on each of the project areas worked to date. From February to September 2006, the company carried out drill programs on the West McArthur project, and in early September, welcomed the participation of exploration partner Mitsubishi Development Pty Ltd (“Mitsubishi”) to fund exploration on the project. Mitsubishi will have the right to earn a 50% interest in the West McArthur property by funding the next $10 million dollars of exploration, and paying a further $1 million to the Company as an option exercise payment. The Company finalized the formal Option and Joint Venture documents in April 2007. The Company also carried out drill testing on its optioned Waterbury, Cree West and the Key Lake properties in January and February 2007. These are funded by third party exploration companies.

The Company is continuing to review property options and strategic alliances with outside interests, with the view to continuing extensive exploration on its properties in the near term. In November and December 2006 two new options were signed with First Nations groups. The Fond Du Lac, and Black Lake First Nations each signed agreements where CanAlaska has the right to earn a 49% interest in mineral resources on Reserve land by carrying out $2M of exploration over 4 years, and issuing 300,000 shares and cash payments of $120,000 to each Band. The Bands have each applied to the Federal Government to provide leases for this exploration work. Each community has voted to support this exploration. In Summer 2007, exploration work has continued on all of the companies properties.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for CanAlaska for each of the three most recently completed financial fiscal years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Fiscal years ended April 30, (audited)
	2007	2006	2005
Total Revenues (i)	$1,095,788	$236,689	$40,976
General and administrative expenses	2,054,845	1,764,173	1,841,441
Mineral property cash costs	13,776,723	7,399,726	1,985,509
Net income (loss) ➢ In total ➢ Basic and diluted loss per share	(1,135,450) (0.01)	(328,159) (0.01)	(1,912,218) (0.06)
Totals Assets	33,207,438	18,822,102	7,071,197
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

(i)   Total revenues includes interest income, management fee income, gain on sale of portfolio investments and other income.

Selected Quarterly Financial Information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31
	2007	2007	2006	2006	2006	2006	2005	2005
Total revenues	$974,212	$29,341	$63,381	$28,854	$198,954	$15,523	$8,679	$13,533
Net loss (income)	297,607	810,614	373,648	346,890	(735,004)	354,576	433,862	274,725
Net loss (income) per share	0.01	0.01	0.01	0.01	(0.01)	0.01	0.01	0.01
Total assets	33,207,438	24,725,583	21,514,809	18,457,140	18,822,102	12,262,233	10,245,904	7,647,750

Results of Operations

The year ended April 30, 2007 resulted in a net loss of $1,828,759 which compares with a loss of $328,159 for the same period in 2006. The loss for 2007 has been reduced by $1,173,486 (2006 - $1,435,610), which is the tax benefit associated with the renunciation of flow-through shares.  General and administrative expenses for the year ended April 30, 2007 were $2,054,845, an increase of $290,672 over the same period in 2006.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $597,314 for the period ended April 30, 2007 compared to $420,014 for the previous year. The stock compensation expense has been allocated by expense category on the income statement.  All general and administrative costs were consistent when compared to the previous fiscal year as the Company continues to be very active in obtaining financing and incurring significant exploration expenditures.

Interest income was $222,549, an increase of $136,217 over the same period in 2006 as the Company had significantly higher cash balances. Management fee income of $464,268 was earned for being the operator of three option agreements on certain of its Saskatchewan mineral properties.  The Company also earned other income of $368,659 from property options compared to $10,000 in the prior year.  This other income results when option payments received on an option agreement exceeds the carrying value of the related mineral property, such that once the related carrying cost of the property has been fully recovered any excess is recognized as income.  The amount has increased substantially over the prior year due to the increase in option payments being received on the Waterbury, Key Lake and Cree West properties and a substantial portion of such payments in the prior year being first applied to reduce the carrying costs of these properties.  A $40,312 gain was realized on the sale of some its short-term investments.

For the year ended April 30, 2007, the Company incurred gross mineral property exploration costs of $15,028,710 with $5,238,010 being recovered in the form of option receipts in cash and shares and recovered exploration costs from optionees. The Company incurred exploration costs of $4,002,564 on the West McArthur project and received $3,934,411 of option payments from Mitsubishi Development Pty Ltd. under the terms of their option agreement.  The Company spent $1,029,379 on the Cree East property as compared to $139,768 due to the geophysics program undertaken in the current year.  The Company spent $1,478,867 on the Lake Athabasca project as compared to $747,260 in the prior year due to geophysical and marine seismic work undertaken in the current year.  The Company spent $3,495,075 on the NE Athabasca project as compared to $1,156,218 in the prior year due to detailed structural mapping, surface sampling and geophysical surveying undertaken in the current year.   Staking costs in Saskatchewan accounted for $282,585 of this amount. Acquisition costs including staking, share issuance and cash costs amounted to $309,732.  This was offset by option payments received from exploration property options both in shares and cash of $504,405 for a net recovery of $194,673.  Mineral property costs in the amount of $1,939,895 were written-off as the Zeballos, B.C., Geikie Project, SK, Newfoundland and Labrador, and certain New Zealand projects. The Alaskan optioned properties were terminated, but core claims were retained in the Rainbow area.

Investor Relations

Heightened market activity in all uranium stocks created significant trading activity in CanAlaska.  As a consequence the Company has required further staff to handle incoming enquiries, and to prepare documentation for trade shows during the year.  This increased activity is expected to continue in the current year. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows was generally on a shared basis with associated companies, cost $278,581 for the year ended April 30, 2007, a decrease of $28,762 over the same period in 2006.

Liquidity and Capital Resources

As at April 30, 2007, the Company’s working capital, defined as current assets less current liabilities, was $12,497,057 compared with working capital of $7,615,415 at April 30, 2006.

During the year ended April 30, 2007, 18,443,108 private placement units were issued for gross proceeds of $10,462,048.  A further 10,485,714 warrants were exercised for gross proceeds of $4,793,814 and 1,209,476 options were exercised for gross proceeds of $435,552.

The Company has portfolio investments with a book value of $611,124 and market value of $1,137,271 as at April 30, 2007. The main investments consist of 1,091,800 shares of Pacific North West Capital Corp., 343,007 shares of Freegold Ventures Limited and 260,131 shares of El Nino Ventures Inc. All these companies have certain directors in common. These amounts are included in the above working capital. The Company has total issued and outstanding shares of 107,697,758 at April 30, 2007.

Fourth Quarter Results

The quarter ended April 30, 2007 resulted in a loss of $118,233 as compared with an income of $735,004 earned in the comparative quarter.  The income in the fourth quarter of 2006 resulted from the future income tax recovery of $1,435,610.  The future income tax recovery recorded in the fourth quarter of the 2007 fiscal year of $1,866,795 was offset by the write-offs of several resource properties in the fourth quarter of 2007.  Revenue was $974,212 during the quarter as compared to $198,954 for the comparative quarter.  The increase was primarily due to additional management fee income which was earned for being the operator on several of its Saskatchewan mineral properties. All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD&A.

In the forth quarter of 2007, the Company completed a $5,000,000 private placement.

Contractual Commitments

The Company is committed under an operating lease with a third party Company, for its office premises with the following minimum basic lease payments to the expiration of the lease on June 30, 2010.  The Company is also responsible for its proportionate share of property taxes and operating costs.

Fiscal year ended April 30,	2008	2009	2010	2011	Thereafter
Office lease	$59,631	$59,631	$59,631	$9,939	-
Management agreement	-	-	-	-	-

A Company controlled by Harry Barr was entitled to receive compensation from the Company through a management agreement dated June 1, 1995. Compensation due under the agreement was $8,508 per month plus benefits.  The Officer and Director was also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  The current three-year agreement expired in June 2007.  Subsequent to year-end, this agreement was terminated with the payout of agreed one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144.

By agreement dated 15 June 2004 and amended 15 February 2005, the Company agreed to pay a company controlled by the Peter Dasler, the President, consulting fees totaling $75,000 annually.  In addition, the consultant has received 1,000,000 stock options with an exercise price of $0.10 per share.  The options vest every three months over a two-year period. See “related party transactions” for details.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice.  Further information on mineral option payments are disclosed in Note 5 to the April 30, 2007 financial statements.

New Board Appointments

On March 30, 2007, the Company appointed as a new Director, Ambassador Thomas Graham, a leading proponent of contractual nuclear use. Ambassador Graham has had extensive experience in the nuclear industry.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

A detailed summary of all of the Company’s significant accounting policies is included in Note 1 to the financial statements for the year ended April 30, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, and the determination of fair value on share option compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

Auditors

The Company’s auditors for the year ended April 30, 2006, Staley, Okada & Partners, have combined their practice with PricewaterhouseCoopers LLP during the past fiscal year.  The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ended April 30, 2007.

Financial Instruments and Other Instruments

CanAlaska’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, accounts payable and accrued liabilities and amounts due to directors. Unless otherwise noted, it is management’s opinion that CanAlaska is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value , with the exception of portfolio investments where the fair value exceeds the carrying value by $526,147..

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at April 30, 2007, there were 107,697,758 outstanding common shares.  During the year, 30,570,520 common shares were issued.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the below table.

Number Outstanding 30 April 2006	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2007	Exercise price per share	Expiry date
10,000	-	-	(10,000)	-	$0.50	7-Aug-06
16,000	-	-	(16,000)	-	$0.50	28-Aug-06
122,850	-	(122,325)	(525)	-	$0.35	31-Aug-06
4,751	-	(4,751)	-	-	$0.35	22-Sep-06
29,500	-	(6,400)	-	23,100	$0.50	15-May-07
36,665	-	-	-	36,665	$0.50	24-Nov-07
91,000	-	(91,000)	-	-	$0.35	10-Feb-07
100,000	-	-	-	100,000	$0.10	26-May-08
520,000	-	(247,500)	-	272,500	$0.25	10-Sep-08
800,000	-	-	-	800,000	$0.10	25-Jun-08
1,565,000	-	(392,500)	(50,000)	1,122,500	$0.40	5-Nov-09
275,000	-	(100,000)	-	175,000	$0.45	29-Nov-09
117,000	-	(15,000)	-	102,000	$0.50	23-Feb-10
413,000	-	(5,000)	(30,000)	378,000	$0.58	7-Mar-10
150,000	-	(150,000)	-	-	$0.32	1-May-10
75,000	-	-	-	75,000	$0.35	13-Jul-10
3,300,000	-	(75,000)	(20,000)	3,205,000	$0.45	14-Oct-10
200,000	-	-	-	200,000	$0.42	14-Feb-11
-	50,000	-	-	50,000	$0.50	21-Jul-11
-	25,000	-	-	25,000	$0.50	8-Aug-11
-	50,000	-	-	50,000	$0.50	22-Aug-11
-	80,000	-	-	80,000	$0.50	4-Oct-11
-	3,000,000	-	-	3,000,000	$0.50	16-Nov-11
-	100,000	-	-	100,000	$0.75	13-Feb-12
-	1,000,000	-	-	1,000,000	$0.74	30-Mar-12
7,825,766	4,305,000	(1,209,476)	(126,525)	10,794,765

Related Party Transactions

A total of $110,704 was paid to a Company controlled by Harry Barr, the Chairman and Director of the Company for management services during the year ended April 30, 2007. Mr. Barr received a management fee of $8,508 per month.   Pursuant to an office lease agreement dated July 1, 2005, a total of $23,342 was paid to a Company controlled by Harry Barr for office rent.   A total of $85,000 was paid to a Company controlled by Peter Dasler, the President of the Company for geological consulting services.  A total of $30,624 was paid to a Company controlled by Taryn Downing, the Corporate Secretary of the Company for consulting services.  A total of $55,000 was paid to a Company controlled by Emil Fung, the VP Corporate Development of the Company for consulting services.  A total of $33,831 was paid to a Company controlled by Gord Steblin, the Chief Financial Officer of the Company for accounting services.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $18,000 has been paid/accrued to directors.

Subsequent Events

On 12 June 2007 the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire on June 12, 2017 (the “Expiration Time”). Pursuant to the Rights Plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights Plan. To constitute a “Permitted Bid”, an offer must be made in compliance with the Rights plan and must be made to all holders of voting shares (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.  The Rights Plan is subject to shareholder approval.

By an agreement dated 22 May 2007, the Company entered into an operating lease, for its office premises in Saskatchewan with the following lease payments to the expiration of the lease on 31 May 2012:

Amount
2008	$42,438
2009	46,298
2010	46,298
2011	46,298
2012	46,298
2013 (expiry in May 2012)	3,860
Total	$231,490

By a Memorandum of Understanding between the Company and Hanwha Corporation (“Hanwha”), Hanwha will lead a Korean Consortium of companies to invest $19,000,000 towards the earn-in of a 50% ownership interest in the Cree East Project over a 4-year period.  As part of the agreement, all exploration expenditures incurred by the Company on the Project since 1 June 2007 shall be reimbursed to the Company by the Korean Consortium.  It is now the intention of both parties to execute a definitive Letter Agreement by no later than 31 August 2007.  Following the execution of the Letter Agreement, the parties will obtain requisite board and regulatory approvals with the objective of closing the transaction on or before 30 September 2007.  Accordingly, the exclusivity period granted by the Company to Hanwha Corporation for the commercial undertaking of the proposed transaction has been extended to 30 September 2007.

Mr. Harry Barr stepped down as Chairman and director of the Company on June 13, 2007. On June 28 the Company appointed Dr. Karl Schimann as Vive President Exploration and Mr. Emil Fung as a director and Vice President Corporate Development. The Company also formed an advisory board to assist the Company’s future developments. The advisory board is comprised of: Dr. Ken Cai, Mr. Daniel Faure, and Ms. Nana Lampton.

By an agreement dated 31 July 2007, the Company entered into an office lease for premises in downtown Vancouver with the following lease payments to the expiration of the lease on 31 August 2010.

Amount
2008	$21,033
2009	32,391
2010	32,812
2011 (expiry in August 2010)	10,937
Total	$97,173

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  During the current year audit, it was determined that our U.S. – Canadian generally accepted accounting principles (“GAAP”) reconciliation was materially incorrect and the information for prior year was restated.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting and has retained an independent consultant for the current year to assist with such disclosures.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company’s generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended April 30, 2007. Management has determined that certain weaknesses existed in the design of its internal control and has concluded that its internal controls were not operating effectively.  Management has retained an independent consultant for the current year to assist with its U.S. GAAP reconciliation and continues to review and refine its internal controls and procedures.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The Company has completed risk assessments with the help of professional management consultants BGH Consulting, and has adopted an operational and insurance scheme to quantify and minimize the Company’s risks and uncertainties. The Company also consulted and implemented field operational, safety and environmental policies consistent with its ongoing needs.

The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

The Company has acquired through staking a significant land position in the Athabasca Basin area of Saskatchewan and is exploring these areas for high grade uranium deposits. CanAlaska currently has optioned five of its Saskatchewan properties to several companies. The Elliot Lake property in Ontario and VBE II properties in Labrador have also been sold to third parties. The Glitter Lake property in Quebec is optioned to Pacific North West Capital Corp. in which they are earning an interest in the project by carrying all costs and making exploration expenditures. The Company ended 2007 fiscal year with a strong cash position that will enable it to continue its own exploration efforts in Canada and New Zealand as it continues to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of CanAlaska has approved the disclosure contained in this Annual Management Discussion & Analysis. A copy of this Annual Management Discussion & Analysis will be provided to anyone who requests it.